Exhibit 99.1

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

MASTER DEALER AGREEMENT

This Master Dealer Agreement is between the producer of certain goods and services and the dealer of those goods and services. The producer desires to sell its products through selected Dealers that offer excellent End User service. Below are the details of the agreement.

EFFECTIVE DATE	:	05.05.2025

BETWEEN	:	Sagtec Global Limited (Nasdaq: SAGT)
		Address: No 43-2, Jalan Besar Kepong, 51200 Kepong, Kuala Lumpur, Malaysia

AND	:	SMD TECH - FZCO (Trade License Number: 61573)
		Address: IFZA Business Park, DDP, Premises No. 61573-001, Building A1, Dubai Silicon Oasis, Dubai, United Arab Emirates

1.	Appointment as Exclusive Dealer.

1.1	Subject to the terms and conditions of this Agreement and subject to such implementing rules and instructions as Sagtec Global may issue from time to time, Sagtec Global hereby appoints Dealer as a Master Exclusive dealer for the products of Speed+ Cloud Base Smart Ordering System in Dubai.

1.2	Sagtec Global reserves the right to appoint other dealers within the same sales area at its own discretion.

2.	Obligations of Dealer.

2.1	Dealer will energetically promote the sale and use of the Products. Without limitation to the generality of the foregoing, Dealer will:

2.1.1	Maintain adequate stock/ License of product for Minimum 10,000 Licenses of Speed+ software per year levels to meet anticipated Product demand and remain the Exclusive Master Dealer’s position;

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

2.1.2	Maintain an adequate business venue, together with an adequate storage facility for the Products;

2.1.3	Maintain a staff of competent sales personnel to solicit orders for the sale of Products and provide excellent end user service;

2.1.4	Act as a liaison between the end user and Sagtec Global when special questions or concerns arise;

2.1.5	Train end users in the safe operation of the Products;

2.1.6	Abide by such reasonable rules and instructions as Sagtec Global may promulgate; and,

2.1.7	Comply with all applicable laws and regulations unless such compliance would be contrary to, or cause Sagtec Global to incur financial detriment under the laws BVI; and comply, without limitation, with any requirements for the registration or recording of this Agreement with local governmental entities.

2.2	All of the expenses incurred by Dealer relating to the sale of the Products and the provision of related services will be borne by Dealer except as otherwise expressly provided herein or agreed to in writing by Sagtec Global.

2.3	Dealer is responsible for the payment of all costs and expenses, including shipping, handling, insurance, brokerage fees, taxes, customs, and other governmental charges incurred or imposed after passage of title,

2.4	Dealer may not, without the consent of Sagtec Global, reverse engineer, disassemble, modify or redesign any Product or component part thereof, or use any Product for any purpose other than that for which it is intended, or integrate any Product or component part thereof with any other equipment. Any such actions will render any Product warranties provided by Sagtec Global null and void.

2.5	Dealer must maintain acceptable end user assistance and problem resolution to the end users of the Products.

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

2.6	Dealer agrees that without the prior written permission of Sagtec Global, Dealer may sell the Products only to end-user customers and not to other retailers for the intent of resale.

2.7	Dealer agrees that without the prior written consent of Sagtec Global, Dealer may not sell the Products through third-party or auction sales.

3.	Promotional Information.

3.1	Sagtec Global will, at Sagtec Global’s expense, furnish Dealer with such quantities as is determined by Sagtec Global to be reasonable, of standard information and marketing literature in the English language relating to the Products. Upon the request of Sagtec Global, Dealer will, in a timely manner, return all manuals, product information letters, and similar material provided to Dealer by Sagtec Global. Sagtec Global reserves the right to review and approve any promotional materials regarding the Products developed by Dealer prior to their use.

4.	Confidentiality.

4.1	Sagtec Global’s Dealer prices, and all data, information, technology, and trade secrets (including, without limitation, the identity of Sagtec Global’s Dealers and customers and prospective Dealers and customers and their requirements, Sagtec Global’s methods of doing business, Sagtec Global’s proprietary technical documentation, and all information relating to the Products and Sagtec Global’s operations) are deemed to be “Confidential Information”.

Any Confidential Information that is disclosed to Dealer, or otherwise acquired or learned by Dealer, will be treated as proprietary and confidential and will, at all times, be and remain the exclusive property of Sagtec Global. Neither Dealer nor any of its officers, directors, employees, or agents may (i) disclose any Confidential Information to any person, firm, or corporation except with Sagtec Global’s prior written consent; or (ii) use any Confidential Information except as necessary to fulfill its obligations hereunder. The foregoing does not apply to Confidential Information which is in, or enters, the public domain otherwise than by reason of a breach of this Agreement.

4.2	Dealer may disclose Confidential Information to its directors, officers, employees, and agents who have a need to know such Confidential Information, provided that each such person (or entity) is subject to a non-disclosure agreement with provisions at least as restrictive as those set forth in this Section 4.

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

4.3	Dealer’s obligations under this Section 4 will survive the expiration or termination of this Agreement, and will continue until such time as the Confidential Information enters the public domain, other than by reason of a breach of this Agreement. Dealer acknowledges that a breach of this Section 4 shall cause Sagtec Global irreparable harm not fully compensable by money damages and that, upon such a breach, Sagtec Global shall be entitled to immediate injunctive relief, without the requirement of posting bond, in addition to all other remedies available under this Agreement, at law or in equity.

4.4	Upon the expiration or termination of this Agreement, Dealer will promptly deliver to Sagtec Global all sales literature then in its possession and all written materials which contain Confidential Information, without retaining copies thereof.

5.	Relationship of Parties; Indemnification.

5.1	The relationship between the parties established by this Agreement is that of independent contractors in which Sagtec Global is vendor and Dealer is vendee of the Products.

5.2	Dealer is not an agent or employee of Sagtec Global, and accordingly has no right or authority to enter into any contracts in the name of or for the account of Sagtec Global, nor to assume or create any obligation or liability of any kind, express or implied, on behalf of Sagtec Global.

5.3	Subject to the rights granted to and the obligations undertaken by it pursuant to this Agreement, Dealer will conduct its business at its own initiative, responsibility, and expense. Dealer will indemnify and hold Sagtec Global, and Sagtec Global’s officers, directors, and employees harmless against any and all claims, losses, costs, expenses, liabilities, and damages arising directly or indirectly from, as a result of, or in connection with Dealer’s operations pursuant to this Agreement, as well as Sagtec Global’s costs, including attorneys’ fees, in defending against them.

6.	Force Majeure.

6.1	Notwithstanding any provision contained herein to the contrary, neither Sagtec Global nor Dealer is liable or responsible for delay in performance or for non- performance during any period in which such performance is prevented or hindered by any cause beyond Sagtec Global’s or Dealer’s reasonable control, including, but not limited to, fire, flood, war or act of war, embargo, labor difficulties, interruption of transportation, accident, explosion, riot or civil commotion, or other act of nature or other cause beyond their control. In the event force majeure conditions prevent the performance of either party for a period greater than ninety (90) calendar days, either party may terminate this Agreement by written notice to the other.

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

7.	Term and Termination.

7.1	This Agreement is effective as of the Effective Date and will remain in effect, unless earlier terminated in accordance with the provisions of this Section 7, until the end of the calendar year, 31st December. This Agreement will automatically renew for an additional one (1) year term (a “Renewal Term”) unless either party notifies the other party in writing at least fifteen (15) calendar days of prior to the end of the Initial Term or any Renewal Term.

7.2	This Agreement may be terminated by either party immediately upon written notice to the other party, upon the occurrence of any of the following events:

7.2.1	The filing of any voluntary petition in bankruptcy or for corporate reorganization or for any similar relief by the other party; the filing of any involuntary petition in bankruptcy or its equivalent against the other party, not dismissed within sixty (60) calendar days from the filing thereof; the appointment of a receiver or the equivalent for the other party or for the property of the other party by any court of competent jurisdiction, which receiver has not been dismissed within sixty (60) calendar days from the date of such appointment; the inability admitted by the other party in writing to meet its debts as they mature; or occurrences similar to any of the foregoing under the laws of any jurisdiction, irrespective of whether such occurrences are voluntary or involuntary or whether they are by operation of law or otherwise; or

7.2.2	The de jure or de facto nationalization or expropriation by civil or military governmental action (whether or not with jurisdiction) of the other party.

7.3	This Agreement may be unilaterally terminated by Sagtec Global, effective upon delivery of notice to the Dealer upon any breach by Dealer.

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

7.4	Without limiting Section 7.3, upon the breach of any obligation under this Agreement by the other party, the aggrieved party may give to the defaulting party notice of such breach, which notice will specify the exact nature of the breach and will expressly state the aggrieved party’s intention to terminate this Agreement in the event the breach is not remedied within thirty (30) days after the receipt of such notice, and if after the expiration of such period, the defaulting party has failed or refuses to remedy such breach, and to pay the damages caused thereby, this Agreement may be terminated forthwith, effective upon dispatch of notice by the aggrieved party to the defaulting party.

8.	No Waiver of Rights.

8.1	Failure at any time to require the other party’s performance of any obligation under this Agreement does not affect the right to require performance of that obligation. Any waiver of any breach of any provision of this Agreement will not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver or modification of the provision itself, or a waiver or modification of any right under this Agreement.

9.	Counterparts.

9.1	This Agreement may be executed in any number of counterparts and each counterpart constitutes an original instrument, but all such separate counterparts constitute only one and the same instrument.

10.	Severability.

10.1	Should any part of this Agreement be invalid, such invalidity will not affect the validity of any remaining portion which will remain in force and effect as if this Agreement had been executed with the invalid portion eliminated. It is the intent of the parties hereto that they would have executed the remaining portion of this Agreement without including such invalid portion.

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Signed by the Company

Representative Name

/s/ Ng Chen Lok

(Ng Chen Lok )

Sagtec Global Limited

CEO

Signed by the Dealer

Representative Name

/s/ Jack Loong

(Jack Loong)

SMD TECH – FZCO

CFO